Atna Options Clover Property to Grandcru

Vancouver, B.C. (March 25, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce that, consistent with its strategy, the company has entered into an agreement with Grandcru Resources Corp. (TSX-V:GR). Grandcru may earn up to a 70% interest in Atna’s Clover gold project, located in Elko County Nevada, 18 km west of the Ken Snyder gold/silver mine.

Atna regained a 100% interest in the Clover property after the termination of the option agreement with Newmont early in 2004. Newmont added to the value of the property by defining a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold float. On the south end of the property, high-grade gold intersections from previous drilling (25.3 g/t over 9.7m, 7.9 g/t over 7.6m, and 10 g/t over 3m) require follow up work. David Watkins, Atna President and CEO, said, “We are excited to advance this prospective property with an aggressive partner who gives Atna both the opportunity to benefit directly from a discovery and indirectly through equity participation in our partner’s company.”

Grandcru has the option to acquire a 55% interest in the Clover property by issuing a total of 1,000,000 common shares and spending US$2.5 million on exploration over a four-year period. Upon completion of the work commitment, Grandcru can increase its interest to 70% by completing a bankable feasibility study.

Atna has begun permitting a drill program to test bonanza veins during mid-summer on the Jarbidge project. The Jarbidge gold camp is one of Nevada’s larger historic producers with over 355,000 oz of gold and 1,600,000 oz of silver production from 1910 to 1930. Diluted, recovered grades from past production in the district were calculated to average 15.7 g/t gold and 46.2 g/t silver. No systematic, modern exploration has been carried out since production ended. Atna’s land position covers in excess of 15 km of vein/structure strike length. Surface values greater than 120 g/t gold in grab samples of vein material and gold-in-soil anomalies up to 3.5 g/t occur in the claim area.

Golden Cloud drilling halted due to poor weather conditions before any holes were collared. The drill program is expected to resume in April. Discussions are in progress to bring a partner into our Beowawe Property.

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective gold properties in Nevada. Atna has successfully formed Joint Ventures with a number of its properties and continues to pursue quality gold exploration opportunities in the Great Basin. Atna also has copper projects in Chile and polymetallic deposits in the Yukon, including the high-grade Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations/Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com